06005514

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-51850

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR 0 2 2006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LiquidPoint, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 South Wacker Drive
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Saliba — 312.986.2006
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
JUN 1 6 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Saliba, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of LiquidPoint, LLC, as of December 31, 2005, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
27th day of February 2006

Nancy J. Simenson

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Signature

Manager
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

LiquidPoint, LLC

Statement of Financial Condition

December 31, 2005

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants

Independent Auditors' Report

Members of
LiquidPoint, LLC

We have audited the accompanying statement of financial condition of LiquidPoint, LLC as of December 31, 2005 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of LiquidPoint, LLC as of December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 27, 2006

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

LiquidPoint, LLC
Statement of Financial Condition
December 31, 2005

Assets

Cash	$ 306,996
Receivable from clearing brokers	134,037
Fees receivable	1,341,578
Due from affiliate	41,221
Furnishings, equipment, software and leasehold improvements, net	587,934
Goodwill	301,168
Other assets	17,673
Total assets	$ 2,730,607

Liabilities and Members' Equity

Liabilities	
Accounts payable and accrued expenses	$ 361,979
Due to affiliate	379,715
Total liabilities	741,694
Members' equity	1,988,913
Total liabilities and members' equity	$ 2,730,607

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Business—LiquidPoint, LLC (formerly STC, L.L.C., d/b/a LiquidPoint, LLC) (the "Company") is a registered broker-dealer that provides to other broker-dealers options execution and brokerage services on all major U.S. options exchanges. The Company also licenses software and provides services that facilitate options trading.

Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Goodwill—Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. The Company tests goodwill for impairment annually or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

Income Recognition—Securities transactions and the related brokerage revenue and expenses are recorded on trade date. Up-front license fees are recognized as income at inception of the agreement, and interaction fees are recognized on trade date.

Depreciation and Amortization—Furnishings and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Software is being depreciated on a straight-line basis over two years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful lives of the assets or the lease term.

Membership Unit-Based Compensation—The Company accounts for employee member unit options in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under APB 25, compensation expense is based on the excess of the fair value of the Company's units over the exercise price, if any, on the date of grant. In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 Revised "Share-Based Payment" ("SFAS 123R") which requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with limited exceptions. This statement is effective as of the beginning of the first annual reporting period that begins after December 15, 2005. Management of the Company is evaluating the impact of FAS 123R on the Company's financial statements.

Income Taxes—The Company is treated as a partnership for federal income tax purposes. Consequently, the Company does not pay federal income taxes on its earnings. Members are taxed individually on their respective shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the provisions of the operating agreement.

Note 2 Furnishings, Equipment, Software and Leasehold Improvements

Furnishings, equipment, software and leasehold improvements at December 31, 2005 consist of:

Furnishings and equipment	$ 971,903
Leasehold improvements	408,783
Software	2,447,611
	3,828,297
Accumulated depreciation and amortization	(3,240,363)
	$ 587,934

Note 3 Members' Equity

Pursuant to the Company's operating agreement, the Company allocates profits and losses to its members based on their respective ownership percentages. In the event an additional member or members are admitted to the Company, the membership percentages shall be determined by the Manager. The Manager has the right to determine, in his sole discretion, the contribution to be made by a member for its percentage interest. Distributions are determined by the Manager and are distributed based on each member's ownership percentage at the time the distributions are made.

Members may not transfer any of their membership interests, except as set forth in the operating agreement or written consent of the Manager. Upon written request received 90 days prior to the end of a calendar month, members may redeem their interests based on the value at the close of business on the last business day of any calendar month. Payments for redemptions are paid in two equal installments. The first installment is paid 30 days after the redemption date and the second installment is paid 60 days after the redemption date. Members may not redeem their interest within the first 12 months of becoming a member of the Company.

Note 4 Major Customers

Four customers accounted for approximately 26 percent, 12 percent, 11 percent and 10 percent of total revenue.

Note 5 Unit Purchase Program

The Company has an employee incentive ownership program (the "Program") under which options to purchase units of nonvoting member ownership interests in the Company may be granted. The total number of units that may be granted pursuant to the Program shall not exceed 10 percent of the total units in the Company.

The Manager of the Company has the sole discretion to determine, authorize, and designate the eligibility of employees of the Company to participate in and receive options to purchase units, to establish the date of eligibility, and to determine the number of units and the terms thereof. The Manager also has sole discretion to determine the dates on which the units will vest and the strike price of the units granted under the Program.

Note 5 Unit Purchase Program, *Continued*

All units scheduled to vest on the next vesting date will automatically vest upon death or disability. Upon termination for other than cause, death, or disability, a pro rata portion of units scheduled to vest will vest on the next vesting date. Except for units vesting on the next vesting date, the right to receive units on any subsequent vesting dates will automatically terminate upon termination, death, or disability.

At December 31, 2005, the Program has 439,938 units available. A summary of the outstanding units and changes during the year ended December 31, 2005 is presented below:

The Company accounts for employee member unit options in accordance with APB 25. However, Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," ("SFAS 123") requires pro forma disclosures for the effect on net income as if the fair value based method of accounting provided for under SFAS 123 has been adopted. The Black-Scholes option-pricing model was developed for use in estimating the value of traded options that have no vesting restrictions and are transferable. The Company's unit options have characteristics significantly different from those of traded options; therefore, the Black-Scholes option-pricing model may not provide a reliable measure of the Company's options. Accordingly, such disclosures are determined through the use of management's estimates that take into account the unit's value, exercise price at the grant date, and restrictions upon transferability.

Note 6 Employee Benefit Plan

The Company has a 401(k) plan covering all eligible employees, as defined by the plan. Under the plan, participants may voluntarily contribute a portion of their wages on a tax-deferred basis. The Company may make discretionary matching or profit sharing contributions to the plan. The Company also makes a nonelective contribution equal to 3 percent of compensation during each plan year.

Note 7 Commitments

The Company leases office space under an operating lease that expires September 2010. At December 31, 2005, minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating and maintenance costs, are as follows.

2006	$ 75,277
2007	77,545
2008	79,855
2009	82,235
	$ 314,912

Note 8 Related-Party Transactions

Effective January 1, 2005, the Company acquired a company affiliated through common ownership, issuing 7,180,945 ownership units and recognizing goodwill of $301,168. In connection with the acquisition, the Company assumed debt due to another affiliated entity. The debt was then restructured under an agreement whereby the Company converted the debt to 772,991 ownership units. The agreement provides that the Company has the right to repurchase the units for the amount of the debt, plus certain other fees. It also provides, under certain conditions, that the affiliated entity has the right to sell the units to the Company for the amount of the debt. The Company also has agreements with this affiliate whereby the Company pays routing, licensing and exclusivity fees.

Note 9 Call Option

In August 2005, the Company amended a call option for the Company's ownership previously granted to a customer. The call option has an exercise price of $6,500,000 for an approximate 38 percent interest, and expires February 8, 2006, unless there is a prior merger or sale, for which notice must be provided. Subsequent to year-end, the customer exercised its option, subject to successful completion of a due diligence review.

Note 10 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2005, the Company had net capital and net capital requirements of approximately $240,000 and $100,000, respectively. The net capital rule may effectively restrict the payment of cash distributions.